UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41848

Trident Digital Tech Holdings Ltd

(Exact name of registrant as specified in its charter)

Suntec Tower 3,

8 Temasek Boulevard Road, #24-03

Singapore, 038988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Trident Announces Results of Extraordinary General Meeting

Trident Digital Tech Holdings Ltd (NASDAQ: TDTH) (“Trident” or the “Company”), a leading catalyst for digital transformation in technology optimization services and Web 3.0 activation based in Singapore, today announced that it held its extraordinary general meeting of shareholders (the “EGM”) on December 31, 2024.

At the EGM, the Company’s shareholders approved and adopted the Amended and Restated 2023 Equity Incentive Plan of the Company (as set forth in Exhibit 99.3 to the Form 6-K filed by the Company with the Securities and Exchange Commission on December 4, 2024) to increase the number of shares available for awards from 55,000,000 to 137,500,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trident Digital Tech Holdings Ltd

	By:	/s/ Soon Huat Lim
		Name:	Soon Huat Lim
		Title:	Chairman and Chief Executive Officer

Date: December 31, 2024

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